Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated January 22, 2019
Relating to Preliminary Prospectus Supplement dated January 22, 2019
Registration Statement No. 333-217495-01

Liberty Property Limited Partnership

FINAL TERM SHEET

Dated: January 22, 2019

Issuer:	Liberty Property Limited Partnership

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 / BBB / BBB

Security:	4.375% Senior Notes due 2029

Format:	SEC Registered

Principal Amount:	$350,000,000

Trade Date:	January 22, 2019

Settlement Date:	January 25, 2019 (T+3)(1)

Maturity Date:	February 1, 2029

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2019

Benchmark Treasury:	3.125% due November 15, 2028

Benchmark Treasury Price / Yield:	103-13 / 2.727%

Spread to Benchmark Treasury:	T+ 168 basis points

Yield to Maturity:	4.407%

Coupon:	4.375%

Public Offering Price:	99.742% of the principal amount

Optional Redemption: Make-Whole Call:

Any time prior to November 1, 2028 (the “Par Call Date”), at the Reinvestment Rate (as defined in the Preliminary Prospectus Supplement) plus 25 basis points, plus accrued and unpaid interest thereon to, but excluding, the applicable redemption date.

Par Call:

On or after the Par Call Date, the redemption price will be equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding, the applicable redemption date.

CUSIP / ISIN:	53117C AT9 / US53117CAT99

(1)           See next page for information regarding T+3 settlement.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Wells Fargo Securities, LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:

PNC Capital Markets LLC
Regions Securities LLC
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.
BB&T Capital Markets, a division of BB&T Securities,

LLC

Capital One Securities, Inc.
MUFG Securities Americas Inc.
Samuel A. Ramirez & Company, Inc.
TD Securities (USA) LLC

T+3 Settlement.  We expect that delivery of the notes will be made against payment therefore on or about the settlement date specified above, which will be the third business day following the date of this final term sheet.  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days (such settlement being referred to as “T+2”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof should consult their advisors.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.